Exhibit 99.13

POLY-PACIFIC INTERNATIONAL INC.

March 13, 2007

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) (TSX-V: “PMB”; OTCBB: “PLYPF”; Berlin: “A0LGDN”; Frankfurt: “POZ”) announces that, in accordance with the policies of the TSX Venture Exchange and subject to shareholder approval, the board of directors has approved a grant of stock options to consultants, officers and directors of Poly-Pacific to purchase an aggregate of 1,400,000 common shares at an exercise price of $0.10 per common share pursuant to its stock option plan. The stock options expire five years from the date of grant.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.